Exhibit 99.1


  ASAT Holdings Limited Reports First Quarter Fiscal 2005 Financial Results

    HONG KONG and PLEASANTON, Calif., Aug. 26 /PRNewswire-FirstCall/ -- ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the first quarter of fiscal year 2005, ended July 31, 2004.
    Net revenue in the first quarter was $55.5 million, a decrease of 12 percent compared with $63.0 million in the fourth quarter of fiscal 2004, and an increase of 26 percent compared with $44.0 million in the same period a year ago.
    GAAP net loss in the first quarter was $4.8 million, or a loss of $0.04 per American Depository Share (ADS). This compares with a GAAP net loss of $9.1 million for the fourth quarter of fiscal 2004, or a loss of $0.07 per ADS, which included a one-time charge of $10.3 million. GAAP net loss for the first quarter of fiscal 2004 was $3.3 million, or a loss of $0.03 per ADS, which included a one-time charge of $306,000.
    EBITDA* in the first quarter was $5.9 million, or 11 percent of net revenue. This compares with EBITDA* of $12.3 million, or 20 percent of net revenue in the fourth quarter of fiscal 2004, and EBITDA* of $6.1 million, or 14 percent of net revenue in the same period a year ago. Excluding the start-up costs incurred for the China factory, EBITDA* in the first quarter was $8.2 million. This compares with EBITDA*, excluding the start-up costs for the China factory, of $13.7 million in the fourth quarter of fiscal 2004.
    "Although unit volume increased six percent sequentially, our first quarter revenue was down due to a variety of factors. Excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry, all contributed to a decline in revenue," said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited.
    "In the first quarter we increased the number of qualified customers for production in phase one of our China facility, which remains on schedule for volume production by the end of this calendar year. We expect our move to China, along with our continued commitment to increasing operational efficiencies and improving our cost structure, will enable us to meet our goal of achieving profitability by the end of fiscal 2005," said Mr. Rozakis.

    Additional First Quarter Results

     * Net revenue for assembly was $49.8 million, a decrease of 12 percent compared with $56.7 million in the fourth quarter of fiscal 2004, and an increase of 28 percent compared with $39.0 million in the same period a year ago.
     * Net revenue for test was $5.7 million, a decrease of 9 percent compared with $6.3 million in the fourth quarter of fiscal 2004, and an increase of
          15 percent compared with $5.0 million in the same period a year ago.
     * Capital expenditures in the first quarter were $5.3 million compared with $12.1 million in the fourth quarter of fiscal 2004.
     * Cash at the end of the first quarter was $55.1 million compared with $62.6 million in the fourth quarter of fiscal 2004. First quarter cash balance is after a semi-annual interest payment of $7.1 million made at the end of July for the 9.25 percent senior notes due 2011.

    Outlook and Guidance
    "Based on customer forecasts and current market trends, we believe there may be ongoing softness in the assembly and test services industry as a result of continued excess capacity and the potential for further inventory corrections on the part of semiconductor manufacturers. We believe this will be a short-term trend, and that the investments we have made over the past year have positioned our business to support our growth and profitability objectives for fiscal 2005," said Mr. Rozakis.
    In the second quarter of fiscal 2005, ending Oct. 31, 2004, the Company expects revenue to be approximately $47 million to $50 million.

    Conference Call and Webcast
    ASAT Holdings Limited first quarter results conference call is scheduled to be held today at 4:30 p.m. ET/1:30 p.m. PT. To access the call, dial 973-582-2767. A live webcast of the call will also be available via the investor relations section of the Company's web site at www.asat.com. A replay of the call will be available until Sept. 9, 2004. To access the replay, dial 973-341-3080. You will need to reference the passcode 4996466.

    ASAT Holdings Limited
    ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of services in North America. For more information visit www.asat.com.

    This news release contains "forward-looking statements" within the meaning federal securities laws including Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, and the remainder of the current fiscal year, involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company's products and services, and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those stated in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. The projections and forward-looking statements in this release reflect the current belief of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

    ASAT Holdings Limited provides EBITDA* and EBITDA* excluding the start-up costs for the China factory as additional information for its operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from similar measures used by other companies. ASAT Holdings Limited is disclosing EBITDA* and EBITDA* excluding the start-up costs for the China factory because management uses them internally as measures of its operational performance, as other tools to make operating expense decisions and to balance controllable and discretionary expenses against expected revenue trends, for reviewing the financial results of ASAT Holdings Limited and for budget planning purposes. In addition, certain covenants contained in the indenture governing to the Company's 9.25% senior notes due 2011 refer to financial measurements that include EBITDA* as a component of a specified ratio test. ASAT Holdings Limited believes that this presentation of EBITDA* data provides useful additional insight to investors regarding certain financial and business trends relating to its financial condition and results of operations, including its ability to serve and/or incur debt. In addition, EBITDA* and EBITDA* excluding the start-up costs for the China factory are presented because the Company believes they allow investors to evaluate the Company's ability to meet its capital expenditures (including those not related to the establishment of the China factory) and working capital needs, which are often required to be significant for the Company to remain competitive in the semiconductor assembly and test industry. Neither EBITDA* or EBITDA* excluding the start-up costs for the China factory should be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of ASAT's profitability or liquidity.

    For further information, please contact:

     Robert J. Gange                       Jim Fanucchi
     Chief Financial Officer               Summit IR Group Inc.
     ASAT Holdings Limited                 408-404-5400
     852-2439-8788                         ir@asat.com
     bob_gange@asathk.com


    Revenue Breakdown by Market Segment

                                                   Three Months Ended
                                          July 31, 2004       April 30, 2004
    Market Segment                     % of Net Revenues   % of Net Revenues
    Communications                              58                  62
    Consumer                                    13                  12
    PC/Computing                                 7                   6
    Industrial, Automotive & Other              22                  20

    Revenue Breakdown by Region

                                                   Three Months Ended
                                          July 31, 2004      April 30, 2004
    Region                             % of Net Revenues   % of Net Revenues
    United States                               80                  83
    Europe                                      13                  12
    Asia                                         7                   5

    Revenue Breakdown by Customer Type

                                                   Three Months Ended
                                          July 31, 2004     April 30, 2004
    Customer Type                     % of Net Revenues   % of Net Revenues
    Fabless                                     49                  53
    IDM                                         51                  47


     ASAT Holdings Limited
     Consolidated Statements of Operations
     (USD in thousands, except share data)
     Three Months Ended July 31, 2004, April 30, 2004 and July 31, 2003

                                                   Three Months Ended
                                            July 31,     April 30,    July 31,
                                             2004         2004         2003
                                          (Unaudited)  (Unaudited) (Unaudited)

    Net Sales                                55,549       62,989       44,036

    Cost of sales (Note A)                   48,785       49,587       36,816

    Gross profit                              6,764       13,402        7,220

    Operating expenses:
      Selling, general and
       administrative                         6,719        6,581        5,808
      Research and development                1,204        1,164        1,152
      Facilities charge                          --           --          306

    Total operating expenses                  7,923        7,745        7,266

    (Loss) Profit from operations            (1,159)       5,657          (46)
    Other income, net                            51          190          248
    Charges on early redemption of
     12.5% senior notes (Note B)                 --      (10,346)          --
    Interest expense:
      - amortization of deferred
        charges                                (235)        (291)        (233)
      - third parties                        (3,469)      (4,348)      (3,294)
      - QPL Group                                --           --           --
    Recapitalization costs                       --           --           --

    Loss before income taxes                 (4,812)      (9,138)      (3,325)
    Income tax (expense) benefit                 (5)           5           --

    Net loss                                 (4,817)      (9,133)      (3,325)

    Net loss per ADS:
      Basic and diluted:
          Net loss                          $(0.036)     $(0.068)     $(0.025)

    Basic and diluted weighted average
     number of ADS                      135,504,008  135,217,662  133,789,400
      outstanding


    Net loss per ordinary share:

      Basic and diluted:
          Net loss                          $(0.007)     $(0.014)     $(0.005)

    Basic and diluted weighted average
     number of ordinary
     shares outstanding                 677,520,040  676,088,310  668,947,000

    Other data:

    EBITDA* (Note C)                          5,869       12,258        6,078

    Depreciation                              7,028        6,601        5,818

     Note A: Includes $678, $327 and $456 inventory write-down for the three months ended July 31, 2004, April 30, 2004 and July 31, 2003, respectively.

     Note B: Represents $10,346 charges on early redemption of 12.5% senior notes, including $6,297 for the early redemption premium and $4,049 for the non-cash write-off of deferred financing costs and debt discount associated with the redeemed notes.

     Note C: EBITDA* is defined as net loss, before interest expense, other income, net, income tax (expense) benefit, charges on early redemption of 12.5% senior notes, depreciation of property, plant and equipment and the facilities charge.


     ASAT Holdings Limited
     Consolidated Balance Sheets
     (USD in thousands)
     As at July 31, 2004, April 30, 2004 and July 31, 2003

                                            July 31,    April 30,    July 31,
                                              2004        2004        2003
                                           (Unaudited) (Unaudited) (Unaudited)
    ASSETS

    Current assets:
      Cash and cash equivalents               55,123      62,610      28,602
      Accounts receivable, net                24,610      26,424      24,849
      Restricted cash                             --          --         281
      Inventories                             20,056      21,311      12,103
      Prepaid expenses and other current
       assets                                  6,953       5,698       6,123

      Total current assets                   106,742     116,043      71,958

      Property, plant and equipment, net     107,484     104,848      96,843
      Assets held for disposal, net               --          --         659
      Deferred charges, net                    5,988       6,128       3,010

      Total assets                           220,214     227,019     172,470

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable                        32,733      31,197      19,622
      Accrued liabilities                      8,303      12,040       9,239
      Total current liabilities               41,036      43,237      28,861

      9.25% senior notes due 2011            150,000     150,000          --
      12.5% senior notes due 2006                 --          --      98,851

    Shareholders' equity:

      Common stock                             6,849       6,840       6,760
      Treasury stock                             (71)        (71)        (71)
      Additional paid-in capital             231,275     231,118     228,009
      Deferred stock-based compensation         (681)       (754)         --
      Accumulated other comprehensive
       loss                                      (81)        (55)        (36)
      Accumulated deficits                  (208,113)   (203,296)   (189,904)

      Total shareholders' equity              29,178      33,782      44,758


    Total liabilities and shareholders'
     equity                                  220,214     227,019     172,470


     ASAT Holdings Limited
     RECONCILIATION OF EBITDA* TO NET LOSS AND NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES
     (USD in thousands)
     Three Months Ended July 31, 2004, April 30, 2004 and July 31, 2003

                                                   Three Months Ended
                                              July 31,    April 30,  July 31,
                                                2004        2004       2003
                                            (Unaudited) (Unaudited)(Unaudited)

    EBITDA*                                    5,869      12,258      6,078

    Add (Less):
    Depreciation                              (7,028)     (6,601)    (5,818)
    Income tax (expense) benefit                  (5)          5         --
    Charges on early redemption of 12.5%
     senior notes                                 --     (10,346)        --
    Other income, net                             51         190        248
    Facilities charge                             --          --       (306)
    Interest expense                          (3,704)     (4,639)    (3,527)

    Net loss                                  (4,817)     (9,133)    (3,325)


    Adjustments to reconcile net loss to
     net cash (used in) provided by
     operating activities:
    Depreciation                               7,028       6,601      5,818
    Amortization of deferred charges and
     debt discount                               235         330        379
    Stock-based compensation                      62         117         --
    Loss (Gain) on disposal of property,
     plant and equipment, net                    120          40        (39)
    Non-cash write off of deferred
     financing cost                               --        2,482        --
    Non-cash write off of debt discount           --        1,567        --
    Change in working capital, net            (4,858)     (1,512)     1,731

    Net cash (used in) provided by
     operating activities                     (2,230)        492      4,564

      EBITDA* is not intended to represent net cash (used in) provided by operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to net cash (used in) provided by operating activities, which is considered the most directly comparable financial measure under U.S. GAAP.


     ASAT Holdings Limited
     RECONCILIATION OF EBITDA* and EBITDA* Excluding Incremental China Factory Start-Up Costs
     (USD in thousands)
     Three Months Ended July 31, 2004, April 30, 2004 and July 31, 2003

                                                  Three Months Ended
                                              July 31,    April 30,  July 31,
                                               2004        2004        2003
                                            (Unaudited) (Unaudited)(Unaudited)
    EBITDA* Excluding Incremental China
     Factory Start-Up Costs                    8,233      13,693      6,211

    Less:
    Incremental China Factory Start-Up
     Costs                                    (2,364)     (1,435)      (133)

    EBITDA*                                    5,869      12,258      6,078

      EBITDA* is not intended to represent net cash (used in) provided by operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to EBITDA* excluding incremental China factory start-up costs.